P.E. 1/31/02

02012413

1086360
1069401

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .... **January** .... ,2001
....SCANIA AB..................................
.........................S-151 87 SÖDERTÄLJE, SWEDEN........................

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F......**X**...... Form 40-F............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.............. No...**X**.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

..................**SCANIA AB**..................
(Registrant)

February 2, 2002

By...
Kaj Lindgren
Group Vice President,
Corporate Development

29 januari 2002

Changed date for Scania's Interim Report, January - March

The date for the release of Scania's Interim Report for January - March 2002 has been changed. It will be published on **22 April 2002**, instead of 3 May 2002. Please see the agenda below.

22 April Interim Report, January - March

7 May Annual General Meeting

19 July Interim Report, April - June

31 October Interim Report, July - September

For further information, please contact Joanna Daugaard, Investor Relations, tel. +46-8-5538 3716 or +46-70-5183 716, e-mail: joanna.daugaard@scania.com, or Hans-Åke Danielsson, Press Manager, tel. +46-8-5538 5662 or +46-70-3468 811, e-mail: hans-ake.danielsson@scania.com.

N02006EN / Magnus Hahn

28 January 2002

Scania sells shareholding in Svenska Volkswagen

Effective from 1 January 2002, Scania sold its 50% shareholding in Svenska Volkswagen AB to Volkswagen AG of Germany. Established in 1948, Svenska Volkswagen is the importer of Volkswagen, Audi, Seat and Skoda, as well as Porsche, cars in Sweden. Its market share 2001 was 18.7%.

The decision results from the disappearance of the historic synergies between car and truck manufacture – cars are consumer products, while trucks are now investment products. The task of splitting the formerly common sales and service networks in Sweden, which was commenced a couple of years ago, is now largely complete.

The decision by the Scania board was subject to a 'financial fairness opinion' delivered by ABN-Amro Bank.

The purchase price is SEK 870 million. Estimated at approximately SEK 250 million, the profit from the sale will be reported in Scania's results for the first quarter of 2002.

For further information, please contact Magnus Hahn, tel. +46-8-553 835 10, mobile +46-70-551 7903, or Hans-Åke Danielsson, tel. +46-8-553 856 62,

mobile +46-70-346 8811

24 January 2001

Bus structure – co-determination negotiations concluded

The co-determination negotiations between Scania and the trade unions about the structuring of the bus activities have been concluded. The negotiations comprised the formation of a separate bus bodybuilding company and the co-ordination of buses – i.e. production, development, procurement and marketing related to bus chassis – with trucks.

Agreement on bodybuilding company

The company and the trade unions have agreed about the formation of a separate company for bus bodybuilding. Based in Katrineholm, this company will be charged with Scania's bus body operations. The company will be fully owned by Scania and will be responsible for the development, production, procurement and commercial issues related to bus bodies. The bodybuilding activities in Sweden, Poland and Russia will be included in the company's responsibilities.

Disagreement on transfer of chassis operations

Scania regrets that the negotiations about the co-ordination of bus chassis operations with those of trucks have not resulted in an agreement. Scania remains of the opinion that chassis operations for trucks and buses need to be co-ordinated, since this is a matter of survival for Scania's bus operations.

The main co-ordination gains with the re-structuring will allow the bus business to develop towards long-term profitability on a par with that of trucks. Scania's standpoint is confirmed by the report of the employee consultant.

For further information please contact Gunnar Boman, Scania Buses & Coaches,

+46 150 58599 or +46 70 550 8606, or Hans-Åke Danielsson, Scania,

+ 46 8 553 85662 or +46 70 346 8811.

N02004EN / Rolf Hedberg

22 January 2002

Scania and MCI in co-operation talks

Scania and the US coach manufacturer MCI (Motor Coach Industries) today announced at the UMA bus exhibition in Indianapolis, Indiana that the companies are discussing several forms of co-operation.

The discussions between the companies will focus on the possibility for MCI to use Scania components for coaches, as well as co-operation in marketing and aftersales activities.

"MCI and Scania both have strong brand names and are renowned for offering high-quality products," says Rolf Hedberg, Sales Director Scania Bus America. "A co-operation between Scania and MCI would enhance options and technologies for the North American marketplace.

"The discussions will allow Scania to determine the feasibility of working with MCI to create new opportunities through expanded product offerings that may enter the North American market in the coming years."

For further information, please contact Gunnar Boman, Scania Buses & Coaches, tel. +46-150-58599 or +46-70-5508606, e-mail: gunnar.boman@scania.com or Rolf Hedberg, tel. +46-70-3585051, Scania Buses & Coaches

N02001EN / Bo Östlund

9 January 2002

<u>Transalliance places order for 350 trucks</u>

Biggest contract ever for Scania France

Transalliance – one of the leading haulage companies in France – has signed a contract with Scania's French subsidiary, Scania France, for the supply of a further 350 trucks for delivery before the end of the year. The order is additional to last year's order for 170 vehicles.

Worth about SEK 300 million, the contract is based on a 36-month leasing arrangement.

"This is the biggest contract ever received by Scania France," says MD Marc Haezenberghe. "We have had a long-standing business relationship with Transalliance and the total of 520 new trucks which they have now ordered will make Scania a highly visible part of their expanding fleet.

Commenting on the order, Philippe Michel, MD of Transalliance, noted that Scania's service network, which offers service and parts facilities covering the entire European continent, played an important role in closing the deal. The provision of financing by Scania France was also a significant factor.

"We are very pleased with Scania's package, which meets our extremely high demands for profitability and availability, while the truck itself has a high image value and is greatly appreciated by our drivers," he says.

All of the trucks in the latest order are Scania 420-hp tractors with Topline cabs.

The Transalliance transport network has expanded strongly in France and Europe, and the group now has 3,000 employees and a total fleet of 2,500 trucks.

For further information, please contact Bo Östlund, tel. +46-8-553 82846 or +46-70-543 8142.